UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response ...... 10.4
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GT SOLAR INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

3623E0209

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): GT SOLAR HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 111,438,149

	6	Shared Voting Power -0-

	7	Sole Dispositive Power 111,438,149

	8	Shared Dispositive Power -0-

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OCM/GFI POWER OPPORTUNITIES FUND II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the managing member of GT Solar Holdings, LLC

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OCM/GFI POWER OPPORTUNITIES FUND II (CAYMAN), L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the managing member of GT Solar Holdings, LLC

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): GFI POWER OPPORTUNITIES FUND II GP (CAYMAN) LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II (Cayman), L.P.

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): GFI POWER OPPORTUNITIES FUND II GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II, L.P. and sole shareholder of GFI Power Opportunities Fund II GP (Cayman) Ltd.

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): GFI ENERGY VENTURES LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) IA, OO

* Solely in its capacity as the managing member of GFI Power Opportunities Fund II GP, LLC and as an investment manager of OCM/GFI Power Opportunities Fund II, L.P. and OCM/GFI Power Opportunities Fund II (Cayman), L.P.

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OCM POWER OPPORTUNITIES FUND II GP (CAYMAN) LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization CAYMAN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II (Cayman), L.P.

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OCM POWER OPPORTUNITIES FUND II GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II, L.P. and sole shareholder of OCM Power Opportunities Fund II GP (Cayman) Ltd.

CUSIP No. 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE CAPITAL MANAGEMENT, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power -0-

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power -0-

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) IA, PN

* Solely in its capacity as an investment manager of OCM/GFI Power Opportunities Fund II, L.P. and OCM/GFI Power Opportunities Fund II (Cayman), L.P.

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE HOLDINGS, INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE FUND GP I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of OCM Power Opportunities Fund II GP, L.P.

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE CAPITAL I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OCM HOLDINGS I, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE HOLDINGS, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE CAPITAL GROUP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC and sole shareholder of Oaktree Holdings, Inc.

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE CAPITAL GROUP HOLDINGS, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC

CUSIP No 3623E0209

1	Names of Reporting Person I.R.S. Identification No. of above person (entities only): OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power - 0 -

	6	Shared Voting Power 111,438,149 *

	7	Sole Dispositive Power - 0 -

	8	Shared Dispositive Power 111,438,149 *

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,438,149

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 78.0%

12	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

Item 1(a) Name of Issuer:
GT Solar International, Inc. (the “Company”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
243 Daniel Webster Highway Merrimack, New Hampshire 03054

Item 2(a) Name of Person Filing:

GT Solar Holdings, LLC (“GT Solar Holdings”), OCM/GFI Power Opportunities Fund II, L.P. (“Fund II”), OCM/GFI Power Opportunities Fund II (Cayman), L.P. (“Fund II Cayman”), GFI Power Opportunities Fund II GP (Cayman) Ltd. (“Fund II Cayman GFI GP”), GFI Power Opportunities Fund II GP, LLC (“Fund II GFI GP”), GFI Energy Ventures LLC (“GFI”), OCM Power Opportunities Fund II GP (Cayman) Ltd. (“Fund II Cayman Oaktree GP”), OCM Power Opportunities Fund II GP, L.P. (“Fund II Oaktree GP”), Oaktree Capital Management, L.P. (“Oaktree”), Oaktree Holdings, Inc. (“Holdings Inc.”), Oaktree Fund GP I, L.P. (“GP I”), Oaktree Capital I, L.P. (“Capital I”), OCM Holdings I, LLC (“Holdings I”), Oaktree Holdings, LLC (“Holdings”), Oaktree Capital Group, LLC (“OCG”), Oaktree Capital Group Holdings, L.P. (“OCGH”) and Oaktree Capital Group Holdings GP, LLC (“OCGH GP”).

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of GT Solar Holdings, Fund II, Fund II Cayman, Fund II Cayman GFI GP, Fund II GFI GP and GFI is c/o GFI Energy Ventures LLC, 11611 San Vicente Boulevard, Suite 710, Los Angeles, California 90049.

The address of the principal business office of each of Fund II Cayman Oaktree GP, Fund II Oaktree GP, Oaktree, Holdings Inc., GP I, Capital I, Holdings I, Holdings, OCG, OCGH and OCGH GP is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Item 2(c) Citizenship:

Each of GT Solar Holdings, Fund II GFI GP, Holdings I, Holdings, OCG and OGCH GP is a limited liability company organized under the laws of the State of Delaware.

Each of Fund II, Fund II Oaktree GP, Oaktree, GP I, Capital I and OCGH is a limited partnership organized under the laws of the State of Delaware.

Each of Fund II Cayman GFI GP and Fund II Cayman Oaktree GP is a Cayman Islands exempted company.

Fund II Cayman is a Cayman Islands exempted limited partnership.

GFI is a limited liability company organized under the laws of the State of California.

Holdings Inc. is a corporation organized under the laws of the State of Delaware.

CUSIP No 3623E0209

Item 2(d) Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e) CUSIP Number:
Cusip Number 3623E0209

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).
Not Applicable
Item 4	Ownership:
	(a)	Amount beneficially owned and (b) Percent of class:

(1)                                  GT Solar Holdings directly owns 111,438,149 shares of the Company’s Common Stock, or approximately 78.0% of the total number of shares of Common Stock outstanding.

(2)                                  Fund II and Fund II Cayman (together, the “OCM/GFI Funds”) are together the managing member of GT Solar Holdings, and have the shared ability to direct the management of GT Solar Holdings’ business, including the power to vote and dispose of the securities held by GT Solar Holdings; therefore, Fund II and Fund II Cayman may be deemed to indirectly beneficially own the shares of the Company’s Common Stock held directly by GT Solar Holdings.

CUSIP No  3623E0209

(3)                                  Fund II Cayman GFI GP, in its capacity as a general partner of Fund II Cayman, has the shared ability to direct the management of Fund II Cayman’s business, including the power to direct the decisions of Fund II Cayman regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Fund II Cayman GFI GP may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(4)                                  Fund II GFI GP, in its capacity as (i) a general partner of Fund II, has the shared ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held directly by GT Solar Holdings, and (ii) the sole shareholder of Fund II Cayman GFI GP, as the ability to appoint and remove directors of Fund II Cayman GFI GP and, as such, may indirectly control the decisions of Fund II Cayman GFI GP regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Fund II GFI GP may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(5)                                  GFI, in its capacity as (i) the managing member of Fund II GFI GP, has the ability to direct the management of Fund II GFI GP’s business, including the power to direct the decisions of Fund II GFI GP regarding the vote and disposition of securities held directly by GT Solar Holdings, and (ii) one of two investment managers of the OCM/GFI Funds, may indirectly control the decisions of the OCM/GFI Funds regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, GFI may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.  Voting and investment power with respect to securities owned by the OCM/GFI Funds is exercised by a four-person committee which includes two representatives of GFI (any of Messrs. Lawrence D. Gilson, Richard K. Landers, Ian A. Shapiro and Andrew G. Osler) and two representatives of Oaktree.

(6)                                  Fund II Cayman Oaktree GP, in its capacity as a general partner of Fund II Cayman, has the ability to direct the management of the Fund II Cayman’s business, including the power to direct the decisions of Fund II Cayman regarding the vote and disposition of securities held by GT Solar Holdings; therefore, Fund II Cayman Oaktree GP may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(7)                                  Fund II Oaktree GP, in its capacity as (i) a general partner of Fund II, has the shared ability to direct the management of Fund II’s business, including the power to direct the decisions of Fund II regarding the vote and disposition of securities held directly by GT Solar Holdings, and (ii) the sole shareholder of Fund II Cayman Oaktree GP, has the ability to appoint and remove directors of Fund II Cayman Oaktree GP, and, as such, may indirectly control the decisions of Fund II Cayman Oaktree GP regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Fund II Oaktree GP may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(8)                                  Oaktree, in its capacity as one of two investment managers of the OCM/GFI Funds, may indirectly control the decisions of the OCM/GFI Funds regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Oaktree may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.  Voting and investment power with respect to securities owned by the OCM/GFI Funds is exercised by a four-person committee which includes two representative of Oaktree (Messrs. Stephan A. Kaplan and Michael P. Harmon) and two representatives of GFI.

(9)                                  Holdings Inc., in its capacity as general partner of Oaktree, has the ability to direct the  management of Oaktree’s business, including the power to direct the decisions of Oaktree

CUSIP No  3623E0209

regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Holdings Inc. may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings

(10)                            GP I, in its capacity as the general partner of Fund II Oaktree GP, has the ability to direct the management of Fund II Oaktree GP’s business, including the power to direct the decisions of Fund II Oaktree GP regarding the vote and disposition of securities held by GT Solar Holdings; therefore, GP I may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(11)                            Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(12)                            Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(13)                            Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holdings I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(14)                            OCG, in its capacity as (i) the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held directly by GT Solar Holdings, and (ii) the sole shareholder of Holdings Inc., has the ability to appoint and remove directors of  Holdings Inc., and, as such, may indirectly control the decisions of Holdings Inc. regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, OCG may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(15)                            OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, OCGH may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

(16)                            OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held directly by GT Solar Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of the Company’s Common Stock held directly by GT Solar Holdings.

By virtue of the relationships described above, each of Fund II, Fund II Cayman, Fund II Cayman GFI GP, Fund II GFI GP, GFI, Fund II Cayman Oaktree GP, Fund II Oaktree GP, Oaktree, Holdings Inc., GP

CUSIP No  3623E0209

I, Capital I, Holdings I, Holdings, OCG, OCGH and OCGH GP (each, a “Reporting Person”) may be deemed to have indirect beneficial ownership of 111,438,149 shares of the Company’s Common Stock held by GT Solar Holdings, or approximately 78.0% of the total number of shares of Common Stock outstanding.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than GT Solar Holdings.

All of the percentages calculated in this Schedule 13G are based upon an aggregate of 142,866,245 shares of Common Stock outstanding as of January 30, 2009, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 27, 2008.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page
		(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page
		(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page
		(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
See response to items 4(a) and 4(b) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

CUSIP No 3623E0209

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009

GT SOLAR HOLDINGS, LLC

By: OCM/GFI Power Opportunities Fund II, L.P.
Its: Managing Member

By: GFI Power Opportunities Fund II GP, LLC
Its: General Partner

By: GFI Energy Ventures LLC
Its: Managing Member

	By:	/s/ Lawrence D. Gilson
Name: Larry Gilson
Title: Chairman

By: OCM/GFI Power Opportunities Fund II (Cayman), L.P.
Its: Managing Member

By: GFI Power Opportunities Fund II GP (Cayman) Ltd.
Its: General Partner

By: GFI Power Opportunities Fund II GP, LLC
Its: Director

By: GFI Energy Ventures LLC
Its: Managing Member

	By:	/s/ Lawrence D. Gilson
Name: Larry Gilson
Title: Chairman

OCM/GFI POWER OPPORTUNITIES FUND II, L.P.

By: GFI Power Opportunities Fund II GP, LLC
Its: General Partner

By: GFI Energy Ventures LLC
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Larry Gilson
Title: Chairman

OCM/GFI POWER OPPORTUNITIES FUND II (CAYMAN), L.P.

By: GFI Power Opportunities Fund II GP (Cayman) Ltd.
Its: General Partner

By: GFI Power Opportunities Fund II GP, LLC
Its: Director

By: GFI Energy Ventures LLC
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Larry Gilson
Title: Chairman

GFI POWER OPPORTUNITIES FUND II GP (CAYMAN) LTD.

By: GFI Power Opportunities Fund II GP, LLC,
Its: Director

By: GFI Energy Ventures LLC
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Larry Gilson
Title: Chairman

GFI POWER OPPORTUNITIES FUND II GP, LLC

By: GFI Energy Ventures LLC
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Larry Gilson
Title: Chairman

GFI ENERGY VENTURES LLC

By:	/s/ Lawrence D. Gilson
Name: Larry Gilson
Title: Chairman

OCM POWER OPPORTUNITIES FUND II GP (CAYMAN), LTD.

By: OCM Power Opportunities Fund II GP, L.P.
Its: Director

By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: Authorized Signatory

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

OCM POWER OPPORTUNITIES FUND II GP, L.P.

By: Oaktree Fund GP I, L.P.
Its: General Partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: Authorized Signatory

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director, General Counsel

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President, Legal

OAKTREE HOLDINGS, INC.

By:	/s/ Todd Molz
Name: Todd Molz
Title: Vice President and Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President and Assistant Secretary

OAKTREE FUND GP I, L.P.

By:	/s/ Todd Molz
Name: Todd Molz
Title: Authorized Signatory

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: Vice President and Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Vice President and Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President and Assistant Secretary

OAKTREE HOLDINGS, LLC

By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Todd Molz
Name: Todd Molz
Title: Senior Vice President and Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Senior Vice President and Secretary

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director, General Counsel

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President, Legal

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director, General Counsel

By:	/s/ Martin Boskovich
Name: Martin Boskovich
Title: Vice President, Legal